FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2006

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

3 May 2006

Statement regarding the possible acquisition of Abbey National plc’s life insurance businesses

Abbey National plc (“Abbey”) notes recent speculation and confirms that it is in discussions with Resolution plc about the acquisition by Resolution plc of Abbey’s UK and offshore life businesses. Discussions are at an early stage and may or may not lead to a transaction. A further statement will be made when appropriate.  Abbey contacts: Matthew Young, Abbey.Tel: 020 775 64232Mob: 07802 332 292

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 03 May 2006	By: /s/ Shaun Coles
(Authorized Signatory)